June 13, 2025	Lauren Burnham Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com
VIA EDGAR Division of Corporation Finance Office of Real Estate and Construction Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re: Sealy Industrial Partners IV, LP

Amended Registration Statement on Form 10-12G

Filed May 30, 2025

SEC File No. 000-56738

To Whom it May Concern:

This letter is being submitted on behalf of Sealy Industrial Partners IV, LP (File No. 000-56738) (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated June 11, 2025 (the “Comment Letter”) regarding the Company’s Pre-Effective Amendment No. 1 to its Registration Statement on Form 10-12G (the “Registration Statement”) filed with the Commission on May 30, 2025 in connection with the registration of the Company’s Class A units of limited partnership interest, Class I units of limited partnership interest, and Class R units of limited partnership interest pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced herein with a response immediately following the comment.

Unless otherwise indicated, page references in the description of the Staff’s comment refer to the Registration Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Registration Statement.

Description of Securities to be Registered, page 74

Comment No. 1: We note your disclosure in response to prior comment 14 that you intend to communicate updates to the Company’s estimated NAV per Unit to investors through filing a Current Report on Form 8-K. Given your disclosure on page 77 which indicates that if the General Partner has made a determination of the NAV per Unit, the redemption price will be the most recent determination of the NAV per Unit, please clarify how investors will receive the latest NAV information prior to its disclosure in an 8-K, filed subsequent to the date of determination.

Response: As noted in “Item 11. Description of Registrant’s Securities to Be Registered – Redemption of Units” in the Registration Statement, redemption requests will be accommodated quarterly as the Company’s distributable cash permits. Furthermore, as noted in “Item 9. Market Price of and Dividends

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Atlanta • Washington, DC • Raleigh-Durham

Morris, Manning & Martin, LLP

Securities and Exchange Commission

June 13, 2025

on the Registrant’s Common Equity and Related Stockholder Matters – Valuation Process” in the Registration Statement, after determining the initial NAV per Unit, the General Partner thereafter intends to determine an estimated NAV per Unit at least annually. The Company further submits that any estimated NAV per Unit determined by the General Partner will become effective on the day the Form 8-K providing notice of such estimated NAV per Unit is filed with the Commission, and such Form 8-K will be filed prior to the Company’s accommodation of quarterly redemption requests. Therefore, investors will have advance notice of the most recent annual estimated NAV per Unit when the Company accommodates quarterly redemption requests.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: James Gilligan